Exhibit (a)(5)(C)

[FORM OF SUMMARY ADVERTISEMENT]

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated December 21, 2007, and the related Letter of Transmittal (as defined below), and any amendments thereto, and is being made to all holders of Shares. Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Offeror becomes aware of any valid state statute prohibiting the making of the Offer, Offeror will make a good faith effort to comply with such statute. If, after such good faith effort, Offeror cannot comply with such state statute, the Offer will not be made to nor will tenders be accepted from or on behalf of the holders of Shares in such state. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror by Goldman, Sachs & Co., which is acting as the dealer manager for the Offer (the “Dealer Manager”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Nextest Systems Corporation

by

NAC Equipment Corporation

a wholly owned subsidiary of

Teradyne, Inc.

at

$20.00 Net Per Share

NAC Equipment Corporation (“Offeror”) a wholly owned subsidiary of Teradyne, Inc. (“Teradyne”), is making an offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Nextest Systems Corporation (“Nextest”), at a price of $20.00 per Share net to the seller in cash, without interest and subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, as each may be amended from time to time, together constitute the “Offer”). Tendering stockholders who are the record holders of Shares and who tender directly to Computershare Trust Company, N.A., as depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fee. Teradyne or Offeror will pay all charges and expenses of the Depositary, the Dealer Manager and Georgeson, Inc., which is acting as Information Agent for the Offer (the “Information Agent”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF WEDNESDAY, JANUARY 23, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) at least a majority of the outstanding shares of Nextest common stock on a fully diluted basis having been validly tendered in accordance with the terms of the Offer and not properly withdrawn (where “on a fully diluted basis” means the number of shares of Nextest’s common stock outstanding, together with the shares of Nextest’s common stock that Nextest may be required to issue pursuant to the exercise, conversion or exchange of any options, restricted stock units, other obligations under employee stock or similar benefit plans or otherwise, whether or not vested or then exercisable) and (2) the expiration or termination of applicable waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and applicable foreign antitrust statutes and regulations. The Offer also is subject to other conditions set forth in the Offer to Purchase. See Section 14—”Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 11, 2007, among Teradyne, Offeror and Nextest (the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will be merged with and into Nextest (the “Merger”). Following the effective time of the Merger (the “Effective Time”), Nextest will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly owned subsidiary of Teradyne, and the separate corporate existence of Offeror will cease. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (1) any Shares directly held in treasury by Nextest or owned by Teradyne, Offeror or any subsidiary or affiliate of Nextest, Teradyne or Offeror and (2) Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected his or her right to be paid the fair value of such Shares (“Appraisal Shares”) in accordance with the provisions of the DGCL, which Appraisal Shares will only be entitled to the rights granted under the DGCL), will be automatically canceled and extinguished and will convert into and become the right to receive from the Surviving Corporation an amount of cash, without interest, equal to the Offer Price. If a holder of Appraisal Shares fails to validly perfect or loses such appraisal rights, then the Appraisal Shares will be deemed to have been canceled at the Effective Time, and the holder of those Appraisal Shares will be entitled to receive the Offer Price (payable without any interest thereon) in exchange for his or her Shares. See Section 11—”Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders’ Agreements; ‘Going Private’ Transactions; Plans for Nextest” of the Offer to Purchase.

The board of directors of Nextest has unanimously (1) determined that the Offer and the Merger are advisable, fair to, and in the best interests of, Nextest and its stockholders, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) recommended that Nextest’s stockholders tender their Shares in the Offer and adopt the Merger Agreement.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and purchased, Shares validly tendered and not properly withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror’s acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering Nextest stockholders for the purpose of receiving payment from Offeror and transmitting payment for Shares validly tendered and not properly withdrawn. In all cases, payment for Shares purchased in the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares (“Share Certificates”), or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3—”Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and (3) any other documents required by the Letter of Transmittal.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), Offeror shall, without the consent of Nextest, extend the Offer (1) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or the Nasdaq Global Market) or (2) for one or more periods of not more than ten business days, and in any event to no later than May 31, 2008, if, immediately prior to the scheduled Expiration Date, any of the conditions of the Offer (see Section 14—”Conditions of the Offer” of the Offer to Purchase) have not been satisfied or waived. Offeror may, without the consent of Nextest, provide a subsequent offering period for the Offer in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended. In addition, if, immediately following the acceptance by Offeror of Shares for payment in the Offer, the number of Shares validly tendered and not properly withdrawn in the Offer is more than 80% but less than 90% of the outstanding Shares, and Offeror has not otherwise notified Nextest that it intends to promptly exercise its “top-up option” to purchase additional Shares of Nextest (see Section 11—”Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholders’ Agreements; ‘Going Private’ Transactions; Plans for Nextest” of the Offer to Purchase), then Nextest may require that Offeror commence a subsequent offering period of at least ten business days.

Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. “Expiration Date” means 12:00 midnight, New York City time, at the end of Wednesday, January 23, 2008, unless and until Offeror has extended the period during which the Offer is open, subject to the terms and conditions of the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Offeror, will expire.

Other than during a subsequent offering period, tendering stockholders may withdraw Shares that have been previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless theretofore accepted for payment as provided in the Offer to Purchase, tendering stockholders may also withdraw such Shares at any time after February 18, 2008. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

For a withdrawal to be effective, the stockholder must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the stockholder’s name, the number of Shares that the stockholder wants to withdraw and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from the stockholder’s name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, the stockholder must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution (as defined in the Offer to Purchase) must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3—”Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective and proper if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Stockholders may not rescind a withdrawal of Shares. Any Shares that are properly withdrawn will be considered not validly tendered for purposes of the Offer, but may be tendered again at any time before the Expiration Date by following any of the procedures described in Section 3—”Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the U.S. Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Nextest has provided Offeror with Nextest’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by Offeror to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager, and copies will be furnished promptly at Offeror’s expense. Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson, Inc.

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers Call: (212) 440-9800

All Others Call Toll-Free: (800) 733-6092

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10004

Call Collect: (212) 902-1000

Call Toll-Free: (800) 323-5678

December 21, 2007